Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding S.A. (“ITAÚ”), through BIU Participações (“BIU”), announces the signing of a Share Purchase Agreement with Experian Brasil Ltda. (“EXPERIAN”), through which ITAÚ undertakes to sell to EXPERIAN its  total interest in Serasa S.A. (“SERASA”).

EXPERIAN shall pay R$ 1.7 billion to ITAÚ, in cash, for 601,403 SERASA’s shares, representing 16.14% of the company’s capital. The settlement of this transaction will occur after certain conditions of the contract are satisfied:

●	obtainment of necessary regulatory and governmental authorizations, and
●	the approval of the transaction by the shareholders of Experian PLC, EXPERIAN’s parent company.

The result before taxes of ITAÚ, arising from this sale, is estimated at R$ 1.5 billion in the fourth quarter of 2012.

ITAÚ had the financial advisory of Itaú BBA S.A.

This transaction is consistent with ITAÚ’s capital allocation to typical banking business, which creates shareholder value.

São Paulo (SP), October 23, 2012.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer